UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)


         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
                13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (AMENDMENT NO. 1 )*

                       STARTECH ENVIRONMENTAL CORPORATION
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)


                                    855906103
                                 (CUSIP Number)



                               ROBERT J. WILDEMAN
                         NORTHSHORE ASSET MANAGEMENT LLC
                            208 SOUTH LASALLE STREET
                                    SUITE 201
                                CHICAGO, IL 60604
                                 (312) 267-6700
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                OCTOBER 17, 2003
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.|_|.

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

-----------------------                                -------------------------
  CUSIP NO. 855906103                 13D                 PAGE 2 of 8 PAGES
-----------------------                                -------------------------

----------- --------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Northshore Asset Management LLC
            I.R.S. No.
----------- --------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                         (b) |_|

----------- --------------------------------------------------------------------
3           SEC USE ONLY



----------- --------------------------------------------------------------------
4           SOURCE OF FUNDS*


            OO - Investment Funds
----------- --------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|



----------- --------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION


            Delaware
------------------------- --------- --------------------------------------------
                          7         SOLE VOTING POWER
       NUMBER OF
         SHARES
      BENEFICIALLY                  0
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH
------------------------- --------- --------------------------------------------
                          8         SHARED VOTING POWER


                                    4,860,391 (1)
------------------------- --------- --------------------------------------------
                          9         SOLE DISPOSITIVE POWER


                                    0
------------------------- --------- --------------------------------------------
                          10        SHARED DISPOSITIVE POWER


                                    4,860,391 (1)
------------------------- --------- --------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


            4,860,391
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  |_|



----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


            27.77%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*


            OO (Limited Liability Company)
----------- --------------------------------------------------------------------

(1)  See Item 5 herein.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                -------------------------
  CUSIP NO. 855906103                 13D                 PAGE 3 of 8 PAGES
-----------------------                                -------------------------


----------- --------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Astor Fund LLC
----------- --------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                         (b) |_|

----------- --------------------------------------------------------------------
3           SEC USE ONLY



----------- --------------------------------------------------------------------
4           SOURCE OF FUNDS*


            OO
----------- --------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|



----------- --------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION


            Delaware
------------------------- --------- --------------------------------------------
                          7         SOLE VOTING POWER
       NUMBER OF
         SHARES
      BENEFICIALLY                  0
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH
------------------------- --------- --------------------------------------------
                          8         SHARED VOTING POWER


                                    4,558,347 (2)
------------------------- --------- --------------------------------------------
                          9         SOLE DISPOSITIVE POWER


                                    0
------------------------- --------- --------------------------------------------
                          10        SHARED DISPOSITIVE POWER


                                    4,558,347 (2)
------------------------- --------- --------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


            4,558,347
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  |_|



----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


            26.05%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*


            OO (Limited Liability Company)
----------- --------------------------------------------------------------------

(2)  See Item 5 herein.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                -------------------------
  CUSIP NO. 855906103                 13D                 PAGE 4 of 8 PAGES
-----------------------                                -------------------------

     This Amendment No. 1 to Schedule 13D relates to shares of common stock, no par value (the "Common Stock"), of Startech Environmental Corporation, a Colorado corporation (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on Schedule 13D, dated July 18, 2003 and is being filed by the Reporting Persons to report that the number of shares which the Reporting Persons may be deemed to beneficially own has increased by more than one percent of the current amount of outstanding shares of Common Stock.

ITEM 2.  IDENTIFY AND BACKGROUND.

     This statement is being filed on behalf of Northshore Asset Management, LLC ("Northshore") and Astor Fund, LLC ("Astor Fund," and together with Northshore, the "Reporting Persons"). Northshore and Astor Fund are Delaware limited liability companies with their principal address at 208 South LaSalle Street, Suite 1201, Chicago, Illinois 60604. The principal business of Northshore is acting as investment advisor to various funds, including Astor Fund. The principal business of Astor Fund is investment in securities.

     During the past five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As more fully described in Item 6 below, Northshore purchased on October 17, 2003 an additional 558,347 shares of Common Stock pursuant to the Second Stock Purchase Agreement (as defined herein) for the account of Astor Fund. Astor Fund expended approximately $500,000 of its working capital to purchase such securities.

     On April 1, 2003, Northshore acquired Saldutti Capital Management, L.P. ("Saldutti Capital") and consequently acquired investment discretion over assets held by Ardent Research Partners, L.P., a New York limited partnership ("Ardent"), that had been managed by Saldutti Capital. Between July 15, 2003 and June 11, 2004, Ardent purchased a total of 302,044 shares of Common Stock, of which 169,300 shares were purchased in the market and 132,744 shares were bought privately from the issuer on February 26, 2004, pursuant to a Stock Purchase and Registration Rights Agreement dated as of January 22, 2004 between the Issuer and Ardent. Ardent expended approximately $488,933 of its working capital to purchase such securities.

ITEM 4.  PURPOSE OF TRANSACTION

     The shares of Common Stock were originally acquired by the Reporting Persons for investment, in the ordinary course of business and not for the purpose of acquiring control of the issuer.

     The Reporting Persons intend to continually review the Issuer's business affairs, financial position and future prospects, as well as conditions in the securities markets and general economic and industry conditions. Based on such evaluation and review and other factors, the Reporting Persons may in the future take such actions with respect to the investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time.

-----------------------                                -------------------------
  CUSIP NO. 855906103                 13D                 PAGE 5 of 8 PAGES
-----------------------                                -------------------------

     Except to the extent that the foregoing may be deemed a plan or proposal, none of the Reporting Persons have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

     The Reporting Persons reserve the right to change their intentions with respect to all matters referred to in this Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) Northshore may be deemed to beneficially own 4,860,391 shares of Common Stock, which constitutes approximately 27.77% of the outstanding shares of Common Stock (based on 17,497,944 shares of Common Stock outstanding as of June 2, 2004, according to the Issuer's most recent 10-Q filed June 2, 2004) due to the following: (i) 4,558,347 shares of Common Stock held by Astor Fund for which Northshore serves as investment manager and (ii) 302,044 shares of Common Stock held by Ardent for which Northshore serves as investment manager.

     Astor Fund may be deemed to beneficially own 4,558,347 shares of Common Stock, which constitutes approximately 26.05% of the outstanding shares of Common Stock (based on 17,497,944 shares of Common Stock outstanding as of June 2, 2004, according to the Issuer's most recent 10-Q filed June 2, 2004).

     (b) Northshore may be deemed to have shared power to direct the voting and disposition of 4,860,391 shares held for the accounts of Astor Fund and Ardent. Astor Fund may be deemed to have shared power to direct the voting and disposition of 4,558,347 shares of Common Stock held for its own account. Ardent may be deemed to have shared power to direct the voting and disposition of 302,044 shares of Common Stock held for its own account.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On July 18, 2003, Northshore and the Issuer entered into a Stock Purchase and Registration Rights Agreement (the "Stock Purchase Agreement"), pursuant to which, among other things, Northshore purchased 2,133,333 shares of Common Stock from the Issuer in consideration for $1.6 million in cash.

-----------------------                                -------------------------
  CUSIP NO. 855906103                 13D                 PAGE 6 of 8 PAGES
-----------------------                                -------------------------

     On July 22, 2003, Northshore and the Issuer entered into another Stock Purchase Agreement (the "Second Stock Purchase Agreement," together with the Stock Purchase Agreement, the "Stock Purchase Agreements"), pursuant to which, among other things, the Issuer agreed: (i) to sell to Northshore 1,866,667 shares of Common Stock for $1.4 million on or about July 23, 2003; (ii) to sell to Northshore 1,333,333 share of Common Stock for $1.0 million on or about July 25, 2003; and (iii) to sell up to an additional $1.0 million of Common Stock to Northshore, at the sole option of Northshore, on or about August 15, 2003, at a price per share equal to a 25% discount from the average closing price of the Common Stock during the 30 consecutive trading days prior to the date of such closing. Northshore believes that it is no longer obligated to purchase shares of Common Stock pursuant to the Stock Purchase Agreements.

     Based on the Issuer's quarterly report on Form 10-Q filed September 15, 2003, the Issuer had 800,000,000 shares of Common Stock authorized under its articles of incorporation and 11,567,356 shares of Common Stock outstanding as of September 12, 2003 before the issuance of Common Stock on October 17, 2004 to Northshore.

     The following are certain material provisions of the Stock Purchase Agreement and the Second Stock Purchase Agreement:

     Registration Rights. The Stock Purchase Agreement grants the holders of the Common Stock demand registration rights with respect to the shares of Common Stock, subject to certain volume limitations and underwriter's cutbacks as provided therein. In addition, the holders of the Common Stock are also granted piggyback registration rights subject to certain volume limitations provided therein.

     Resignation of Directors. Pursuant to the terms of the Stock Purchase Agreement, prior to the closing, each of Joseph S. Klimek, Kevin M. Black, Brendan J. Kennedy, Richard M. Messina, John E. Joyner and Thomas Atkins submitted their resignation from the Board of Directors of the Issuer. At the Closing, as defined therein, or a soon as practicable thereafter under applicable laws, Joseph F. Longo, as the sole remaining member of the Board of Directors, agreed to appoint each of Peter H. Shipman, Henry G. Ciocca, Kenneth
J. Slepicka and Douglas R. Ballew to fill the vacancies created on the Board of Directors, to serve until their respective successors are duly elected and qualified or their respective earlier resignation or removal.

     The foregoing description of the Stock Purchase Agreement and the Second Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Stock Purchase Agreement and Second Stock Purchase Agreement (attached as Exhibits 1 and 2, respectively, to Northshore's initial statement on Schedule 13D), which is incorporated herein by reference.

     Except as described above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following documents are filed as exhibits to this statement:

         (a)      Joint Filing Agreement

-----------------------                                -------------------------
  CUSIP NO. 855906103                 13D                 PAGE 7 of 8 PAGES
-----------------------                                -------------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

July 27, 2004

                                    NORTHSHORE ASSET MANAGEMENT, LLC


                                    By: /s/ Glenn A. Sherman
                                        _____________________________________
                                            Name:    Glenn A. Sherman
                                            Title:   General Managing Partner


                                    ASTOR FUND, LLC


                                    By:  /s/ Robert J. Wildeman
                                         ____________________________________
                                            Name:    Robert J. Wildeman
                                            Title:   COO

-----------------------                                -------------------------
  CUSIP NO. 855906103                 13D                 PAGE 8 of 8 PAGES
-----------------------                                -------------------------

                                                                       EXHIBIT 1
                                                                       ---------

                                    AGREEMENT

     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D (or any amendment thereof) need be filed on their behalf with respect to the beneficial ownership of any equity securities of Startech Environmental Corporation or any subsequent acquisitions or dispositions of equity securities of Startech Environmental Corporation by any of the undersigned.


Dated:  July 27, 2004

                                    NORTHSHORE ASSET MANAGEMENT, LLC


                                    By: /s/ Glenn A. Sherman
                                        _____________________________________
                                            Name:    Glenn A. Sherman
                                            Title:   General Managing Partner


                                    ASTOR FUND, LLC


                                    By:  /s/ Robert J. Wildeman
                                         ____________________________________
                                            Name:    Robert J. Wildeman
                                            Title:   COO